

DEMPSEY
Financial Network, Inc.

BROKER DEALER'S ANNUAL EXEMPTION REPORT

Dempsey Financial Network, Inc. claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

Dempsey Financial Network, Inc. met the aforementioned exemption provisions throughout the most recent year ended December 31, 2015 without exception.

S. Kay Dempsey
February 18, 2016

2951 Piedmont Road, NE ■ Suite 200 ■ Atlanta, Georgia 30305 (404) 266-8761 ■ WATS (800) 822-8758 ■ FAX (404) 262-0880